TD Bank Group to Repurchase up to 12 Million of its Common Shares

Toronto, June 19, 2013 - The Toronto-Dominion Bank (TD) (TSX: TD) announced today that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) have approved TD’s previously announced normal course issuer bid.  As announced, TD intends to repurchase up to 12 million of its common shares pursuant to its bid which will commence on June 21, 2013 and end on June 20, 2014, such earlier date as TD may determine or such earlier date as TD may complete its purchases pursuant to the notice of intention filed with the TSX.

The maximum number of shares that may be repurchased under the bid represents approximately 1.3% of the 924,023,810 common shares issued and outstanding as of May 31, 2013.  The average daily trading volume (ADTV) for the six months ended May 31, 2013, calculated in accordance with the rules of the TSX for purposes of the bid, was 1,663,500.  Under the rules of the TSX, TD is entitled to repurchase, during each trading day, up to 25% of the ADTV of its common shares, such number being 415,875 (excluding purchases made pursuant to the block purchase exception).

TD intends to establish an automatic share purchase plan under which its broker, TD Securities, will repurchase TD shares pursuant to the bid within a defined set of criteria.  All of these repurchases will be made through the facilities of the TSX as well as through other exchanges and alternative trading systems in Canada in accordance with applicable regulatory requirements.  The price paid for any repurchased shares will be the market price of such shares at the time of acquisition.  All repurchased shares will be cancelled.  Quarterly, TD will consult with OSFI prior to making purchases.

As at April 30, 2013, TD’s Common Equity Tier 1, Tier 1 and Total Capital ratios were 8.76%, 10.79% and 13.99% respectively. TD made the decision to launch the bid in light of its demonstrated ability to generate capital and has now allocated roughly $1 billion in capital for share repurchases under the bid.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Statements
From time to time, TD makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in TD’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding TD’s objectives and priorities for 2013 and beyond and strategies to achieve them, and TD’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond TD’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to TD’s credit ratings; increased funding costs for credit due to market illiquidity and competition for funding; when consulted, OSFI does not provide its concurrence for purchases under the bid; the failure of third parties to comply with their obligations to TD or its affiliates relating to the care and control of information; disruptions in or attacks (including cyber attacks) on TD’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, as updated in TD’s Second Quarter 2013 Report to Shareholders; and for each business segment, “Business Outlook and Focus for 2013”, as updated in TD’s Second Quarter 2013 Report to Shareholders under the headings “Business Outlook”.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting TD’s shareholders and analysts in understanding TD’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Ali Duncan Martin, Manager, Media Relations, 416-983-4412